News Release
B2Gold Corp. Reports Strong First Quarter 2017 Gold Production Results;
Fekola Project Mine Construction Remains on Target for an October 2017 Production Start

Vancouver, April 19, 2017 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the first quarter of 2017. All dollar figures are in United States dollars unless otherwise indicated.

2017 First Quarter Highlights

•	Consolidated gold production of 132,736 ounces, 6% (or 7,955 ounces) above budget and 4% (or 4,892 ounces) higher than the same period in 2016
•	Consolidated gold revenue of $146.3 million on sales of 119,937 ounces at an average price of $1,219 per ounce
•	Company is on track to meet its 2017 annual guidance of between 545,000 to 595,000 ounces of gold production
•	Fekola Project mine construction remains 3 months ahead of schedule for an anticipated October 1, 2017 production start and remains on budget
•	On March 29, 2017, received the 2016 Award for “Friend of the Environment” and the 2016 Award for “Exporter of the Year” in Nicaragua

Gold Production

Consolidated gold production in the first quarter of 2017 was 132,736 ounces, 6% (or 7,955 ounces) above budget and 4% (or 4,892 ounces) higher than the first quarter of 2016. Gold production from the Company’s Masbate, Otjikoto and La Libertad mines all exceeded expectations. The Otjikoto Mine had a very strong start to the year with first quarter gold production of 42,774 ounces, significantly above budget by 20% (or 7,082 ounces) and also 20% (or 7,071 ounces) greater than the first quarter of 2016. The Masbate Mine also continued its very strong operational performance producing 52,562 ounces of gold, 5% (or 2,569 ounces) above budget and comparable with the prior-year quarter.

For full-year 2017, B2Gold is projecting another year of growth with consolidated gold production expected to be in the range of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces). Based on Fekola’s current mine construction progress, the Fekola Project remains 3 months ahead of schedule and is planning for an October 1, 2017 production start. Gold production in 2017 is anticipated to be weighted towards the second half of the year (57%) due to the anticipated start-up of Fekola on October 1, 2017 combined with lower expected average strip ratios in the second-half.

For full-year 2017 (including the Fekola pre-commercial production period), consolidated cash operating costs (see “Non-IFRS Measures”) are expected to be between $610 and $650 per ounce and all-in-sustaining costs (“AISC”) (see “Non-IFRS Measures”) are expected to be between $940 and $970 per ounce. In comparison to 2016, 2017 forecast sustaining capital expenditures are anomalously high as a result of Masbate’s planned mining fleet replacement and expansion and as a result of anticipated higher average strip ratios at Otjikoto (which are expected to be lower in 2018 and 2019). Consolidated cash operating costs per ounce and AISC per ounce are expected to be lower in the second-half of 2017 compared to the first-half, reflecting higher expected gold production, lower expected average strip ratios, and lower capital expenditures in the second-half.

Looking forward to 2018, with the planned first full-year of production from the Fekola Project (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and to be between 900,000 and 950,000 ounces. The Fekola Project is expected to be a large low-cost producer and should enable the Company to significantly reduce its forecast longer term cash operating costs per ounce and AISC per ounce. The Company’s forecast consolidated cash operating costs per ounce and AISC per ounce are expected to decrease in 2018 (compared to 2017) and be comparable to the Company’s 2016 revised cost guidance ranges (of $500 to $535 per ounce for cash operating costs and $780 to $810 per ounce for AISC).

Gold Revenue

Consolidated gold revenue in the first quarter of 2017 was $146.3 million on sales of 119,937 ounces at an average price of $1,219 per ounce compared to $144.3 million on sales of 120,899 ounces at an average price of $1,193 per ounce in the first quarter of 2016. The 1% increase in gold revenue was mainly attributable to a 2% increase in the average realized gold price, partially offset by a 1% decrease in gold sales volume. The decrease in gold sales volume was due to the timing of gold shipments.

Consolidated gold revenue in the first quarter of 2017 included $15 million related to the amortization of the “Prepaid Sales Liability” (deferred revenue) associated with the Company’s Prepaid Sales transactions entered into in March 2016. During the quarter, 12,908 ounces of gold were delivered under these contracts.

Operations

Mine-by-mine gold production in the first quarter of 2017 was as follows:

Mine	Q1 2017 Quarterly Gold Production (ounces)	2017 Annual Production Guidance (ounces)
Masbate	52,562	175,000 – 185,000
Otjikoto	42,774	165,000 – 175,000
La Libertad	28,539	110,000 – 120,000
Limon	8,861	50,000 – 60,000
Subtotal	132,736	500,000 – 540,000
Fekola (pre-commercial)	-	45,000 – 55,000

B2Gold Consolidated	132,736	545,000 – 595,000

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines continued its very strong operational performance into the first quarter of 2017 producing 52,562 ounces of gold, 5% (or 2,569 ounces) above budget and comparable with the prior-year quarter. Gold production improved against budget mainly due to higher-than-expected throughput and recoveries mainly driven by higher-than-budgeted oxide ore from the Colorado Pit. As mining advances in the Colorado Pit, the trend of more oxide ore than modelled has continued. As a result, oxide feed material accounted for 42% of the total milled tonnes in the quarter compared to budget of 20% (with the remaining amount consisting of transitional to sulfide material). The higher mill recoveries in the quarter also reflected the ongoing benefits from the recent CIL circuit upgrade, tracking slightly ahead of expectations. The Masbate Mine also continued its strong safety performance, extending the number of days without a “Lost-Time-Injury” to 535 days at the end of the first quarter of 2017.

Mill throughput in the quarter was 1,704,001 tonnes compared to budget of 1,645,473 tonnes and 1,785,891 tonnes in the first quarter of 2016. Mill throughput exceeded budget as a result of the softer ore conditions (due to the higher-than-budgeted oxide blend) and a reduction in planned downtime. In February, a planned plant maintenance shutdown was completed more quickly than anticipated (in 8 days instead of the estimated 10 days). Mill throughput was lower compared with the prior-year quarter as a result of the February maintenance shutdown. Mill recoveries averaged 74.8% which was better than budget of 73.3% and 72.9% in the first quarter of 2016. The improved recoveries in the quarter reflect both the higher-than-budgeted oxide blend and the benefit of the process improvements as part of the Masbate plant upgrade which came on line on June 29, 2016. The average grade processed was 1.28 g/t, comparable to budget and slightly higher compared to 1.26 g/t in the first quarter of 2016.

For full-year 2017, the Masbate Mine is forecast to produce between 175,000 to 185,000 ounces of gold at cash operating costs of between $690 to $730 per ounce and AISC of between $1,020 and $1,050 per ounce. Masbate’s forecast 2017 AISC includes the planned mine fleet replacement and expansion costs. Since the new fleet will commence utilization in 2017, all of the related equipment purchase costs have been included in Masbate’s 2017 forecast AISC (even though the equipment will benefit Masbate operations in future years as well). Masbate’s mine equipment purchases are planned to significantly decrease in 2018.

As previously reported by the Company on September 27, 2016, October 18, 2016 and in its MD&A for the year ended December 31, 2016, the Philippine Department of Environment and Natural Resources (the “DENR”) announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines and issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings as described in its previous disclosures. The Company provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised. As reported by the Company on February 2, 2017, the DENR has announced further results of its mining audit and the Masbate Mine was not among the mines announced to be suspended or closed. To date the Company has not received any updated formal written response from the DENR confirming the results of the audit in respect of Masbate and as such, the final outcome of the audit has not been determined. The Company believes that it continues to be in compliance with Philippine’s laws and regulations. The Company continues to work closely with the DENR to maintain compliance with regulations and continues to promote improved quality of life in the communities where it operates. The Company will continue to provide updates of its progress with the DENR. Operations remain uninterrupted at the mine and the projections and guidance for the Masbate Mine and the Company on a consolidated basis are provided on this basis.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a very strong start to the year with first quarter gold production of 42,774 ounces, significantly above budget by 20% (or 7,082 ounces) and also 20% (or 7,071 ounces) greater than the first quarter of 2016. The increase over both budget and the prior-year quarter was mainly due to better-than-expected grade and ore tonnage from the new Wolfshag Phase 1 Pit and increased high grade ore tonnage from the bottom of the Otjikoto Phase 1 Pit, accompanied by smaller gains from improved plant performance.

The average grade processed in the quarter was 1.62 g/t, compared to budget of 1.39 g/t and 1.37 g/t in the first quarter of 2016. To date there has been a positive reconciliation in terms of both grade and ore tonnage from the oxide portion of the Wolfshag Phase 1 Pit versus the resource model. As a result, processed ore from Wolfshag was approximately 230,000 tonnes at a grade of 1.90 g/t versus a budget of 84,000 tonnes at a grade of 1.41 g/t. In addition, high grade ore from the bottom of the Otjikoto Phase 1 Pit (carried over from the fourth quarter of 2016 and into the first quarter of 2017, both from stockpiles and pit production) also exceeded expectations. Processed high grade ore from the Otjikoto Phase 1 Pit was approximately 380,000 tonnes at a grade of 1.90 g/t versus a budget of 355,000 tonnes at a grade of 1.70 g/t. The Otjikoto Phase 1 Pit was completed by mid-January. Mill throughput for the quarter was 832,805 tonnes compared to a budget of 814,680 tonnes and 822,602 tonnes in the first quarter of 2016. Mill recoveries remained high and averaged 98.6%, exceeding the budget of 98.0% and 98.5% in the first quarter of 2016.

Life-of-mine production plans for the Otjikoto Mine, incorporating preliminary projections for the Wolfshag open pit and underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies are completed, expected at the end of the third quarter of 2017. Ongoing studies are leading the Company to re-evaluate the open pit and underground interface.

For full-year 2017, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold at cash operating costs of between $510 and $550 per ounce. Forecast gold production at Otjikoto is expected to be weighted towards the second-half of the year as Wolfshag Phase 1 and Otjikoto Phase 2 pits reach higher grade and lower strip ratio benches. Otjikoto’s forecast 2017 AISC are expected to be between $855 and $885 per ounce, reflecting higher projected strip ratios at the new Otjikoto Phase 2 and Wolfshag Phase 1 pits. The average strip ratios at Otjikoto are expected to be lower in 2018 and 2019.

La Libertad Gold Mine - Nicaragua

Gold production at La Libertad Mine in Nicaragua was 28,539 ounces in the first quarter of 2017, slightly above budget (by 550 ounces) and comparable with the prior-year quarter. Mill throughput, recoveries and processed grade were all slightly above budget. The mill continued to operate well, processing 561,152 tonnes (Q1 2016 – 576,487 tonnes) in the quarter at an average grade of 1.67 g/t (Q1 2016 – 1.66 g/t) with gold recoveries averaging 94.5% (Q1 2016 - 94.7%) . The Jabali Central open pit continues to be the primary source of ore for La Libertad, as Mojon Underground continues to ramp up.

Resettlement and permitting activities continue at the high grade Jabali Antenna Pit. However, the Company has recently changed its planned sequencing for bringing the Jabali Antenna Pit into the mine plan (originally forecast to enter the production stream in the third quarter of 2017). Given the delays in resettlement at Jabali Antenna (which have been out of the Company’s control), the Company is now focused on bringing the San Juan Pit into production earlier than planned and ahead of Jabali Antenna. An internal study was recently completed that deemed San Juan to be a viable open pit operation. As a result, mine plans for San Juan have been reconfigured for open pit mining, allowing it to advance to production as early as the third quarter of 2017 (subject to the receipt of mine permits). Development and related permitting activities also continue for other areas. Road access at a small pit, El Salto, located west of Mojon, is currently under construction. Jabali Antenna underground development is also underway with the portal established and the ramp work now advancing. Permitting for the western area of this mine is now in process.

On March 29, 2017, the Company was presented with 2 awards from the Association of Producers and Exporters of Nicaragua with respect to its La Libertad operations. The Company received the 2016 Award for “Friend of the Environment”, related to environmental stewardship in water management, and the 2016 Award for “Exporter of the Year”, for being the largest single exporting company in Nicaragua.

For full-year 2017, La Libertad Mine is forecast to produce between 110,000 and 120,000 ounces of gold at cash operating costs of between $625 and $665 per ounce and AISC of between $785 and $815 per ounce.

El Limon Gold Mine - Nicaragua

El Limon Mine in Nicaragua continued to underperform in the first quarter with gold production of 8,861 ounces, 2,246 ounces below budget and 1,355 ounces lower than the same quarter last year. The primary cause of the shortfall was lower processed grade which was 2.41 g/t versus a budget of 2.99 g/t and 2.92 g/t in the first quarter of 2016. Limon’s production continued to be negatively affected by mine fleet availability limitations and water control issues which reduced high grade ore flow from Santa Pancha Underground. As a result, mill feed was supplemented with smaller volumes of lower grade ore recovered from surface stockpiles and purchased (small miner) high grade ore. To improve overall mine performance, additional mining equipment has been purchased and delivered, and the mine development contractor has accelerated operations. For Santa Pancha 1 Mine, the deep well is being reamed and relined, and is expected to be operational in May. The auxiliary dewatering system has been improved but the deep well is essential in order to develop the higher grade stopes. Tonnage milled for the quarter was 122,856 tonnes compared to budget of 123,701 tonnes and 116,481 tonnes in the first quarter of 2016. Mill recoveries averaged 92.9% compared to budget of 93.5% and 93.6% in the first quarter of 2016.

Surface development for the Mercedes Pit is advancing, and the Environmental Impact Assessment (“EIA”) is ready for submission. The EIA for Veta Nueva, the next underground mine, is also ready for submission. An underground contractor has been selected and surface preparations started.

For full-year 2017, El Limon is expected to produce between 50,000 and 60,000 ounces of gold at cash operating costs of between $655 and $695 per ounce and AISC between $1,065 and $1,095 per ounce. As a result of the operational improvements being implemented (as discussed above), the Company believes that El Limon Mine remains on track to meet its full-year 2017 production guidance.

Development

Fekola Development Project - Mali

The Fekola Project mine construction remains approximately 3 months ahead of schedule and on target for an October 1, 2017 production start. The Fekola Project remains on budget and is expected to be a large low-cost producer and should enable the Company to significantly reduce its longer term cash operating costs per ounce and AISC per ounce.

In the first quarter of 2017, the B2Gold construction team continued to develop the Fekola Project in Mali. At the end of the first quarter, the project was approximately 75% complete with civil earthworks construction and process plant construction approximately 91% and 54% complete, respectively.

Development of the open pit continued to progress ahead of schedule, with a total of 2.6 million tonnes of waste and 200,000 tonnes of ore mined during the quarter. The first phase of the mining fleet, including six CAT 777E haul trucks and two CAT 6020B excavators, is in operation. Through the quarter average daily mining rates have increased from 25,000 tonnes to 42,000 tonnes. The second grade control drilling campaign commenced in the third week of March 2017.

Installation of the ball and SAG mills at the process plant commenced in February 2017, following arrival and preparation of the components in January 2017. Concrete progress and structural steel erection at the mill is approximately 99% and 94% complete, respectively. Concrete work and platework at the primary crusher and stockpile feed conveyor has been completed while approximately 80% of the structural steel at the primary crusher has been erected. Installation of pipe supports, pipework, mechanical equipment and electrical cables continued site wide. Instrumentation installation at the leach and CIP tanks, leach thickener and tailings thickener also commenced during the quarter.

Construction and lining of the site ponds with high density polyethylene (“HDPE”) geomembrane has been completed. Underground utility installation including fresh water, sewage lines, and fire water continued throughout the plant site. Erection of the various buildings around site also commenced, with a completion rate of approximately 35% at the end of the quarter.

Earthworks construction of the phase 1 tailings storage facility (“TSF”) embankment has been completed and HDPE lining of the facility is 100% complete. The network of under-drains in the basin of the TSF, which aids in consolidation of the tailings and extending the life of the facility, has also been completed. The first of the three decant structures, designed to return water back to the process plant, has been finished along with the decant access road above the HDPE liner. The TSF and the site water management structures are approximately 98% and 93% complete, respectively. Construction of the run of mine (ROM) pad continued through the quarter with over 1,700,000 m3 of material placed to date and 750,000 m3 of material placed in the quarter.

The manpower on site saw an increase through the first quarter with an average of 1,050 employees and contractors.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has four operating mines, one mine under construction and numerous exploration projects in various countries, including Finland, Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold’s Fekola mine in southwest Mali is approximately 3 months ahead of schedule and on budget, and is projected to commence production on October 1, 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 545,000 and 595,000 ounces (including estimated pre-commercial production from Fekola of between 45,000 and 55,000 ounces); and in 2018 significantly increasing to between 900,000 and 950,000 ounces, with the inclusion of the anticipated first full-year of commercial production at the Fekola mine.

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

First Quarter 2017 Financial Results - Conference Call Details

B2Gold Corp. will release its first quarter 2017 results before the North American markets open on Thursday, May 4, 2017.

B2Gold executives will host a conference call to discuss the results on Thursday, May 4, 2017, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 416-406-0743 or toll free at +1 800-806-5484 prior to the scheduled start time (passcode: 6214960#) or you may listen to the call via webcast by clicking: http://www.investorcalendar.com/IC/CEPage.asp?ID=175781. A playback version of the call will be available for one week after the call at +1 905-694-9451 or toll free at +1 800-408-3053 (passcode: 8848107#).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, costs, capital expenditures, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows and growth; production estimates and guidance, including the Company’s projected gold production of between 545,000 to 595,000 ounces in 2017 and production being weighted towards the second half of 2017 and projected gold production of between 900,000 and 950,000 ounces in 2018; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including: expected grades and sources of ore to be processed in 2017; the development and production from the Fekola Project by October 2017 and the Fekola Project being ahead of schedule and on budget; the Fekola Mine being a low cost mine and its anticipated effect on the Company’s gold production and per ounce costs; completion of geotechnical, hydrogeological and design studies for the Wolfshag zone in 2017 and the expected re-evaluation of the open pit and underground interface; the projections included in existing technical reports, economic assessments and feasibility studies; the results of the ongoing study to assess the economic viability of an open pit operation at San Juan being expected in mid-2017, and other anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; the resolution of the audit by the DENR in relation to the Masbate Mine and the final outcome thereof; expected replacement and expansion of the Masbate Mine fleet and the expected decrease in equipment purchases at Masbate in 2018; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production from the Jabali Antenna Pit in the third quarter of 2017; expectations regarding operations at La Libertad and the potential to extend operations beyond the current mine plan; Veta Nueva being the next underground mine of the Company; well work at El Limon Mine; and activities to advance new areas of or near El Limon Mine. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to our Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7.Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.